[redacted]

08025917

BD 2/20

SECURI...ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 25 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-48905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NDX TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3433 BROADWAY ST NE, SUITE 290
(No. and Street)

MINNEAPOLIS (City) MN (State) 55413 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHAD THOMPSON 612.331.8265
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI LLP
(Name – *if individual, state last, first, middle name*)

4000 LEXINGTON AVE N (Address) ST. PAUL (City) MN (State) 55126 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/22

OATH OR AFFIRMATION

I, CHAD THOMPSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NOX TRADING INC., as of JANUARY 15, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chad Thompson
Signature

PRESIDENT
Title

[signature]
Notary Public

BONNIE A. DEGIDIO
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIPFLI
CPAs and Consultants

Memorandum

Wipfli LLP

To: Chad Thompson

Copy: Shawn Chiddix, FINRA

From: Jason Howard

Date: January 11, 2008

Re: NDX Trading, Inc. Computation of Net Capital Under Rule 15c3-1

Chad-

Enclosed is a copy of the Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission that was included in our audited financial statements dated November 27, 2007. Based on discussions with Mr. Chiddix at FINRA, our schedule did not include appropriate wording to reconcile the schedule in the financial statements to the corresponding schedule included in the amended FOCUS. The attached schedule includes the appropriate wording and can be forwarded to Mr. Chiddix for review.

Please let me know if I can be of further assistance.

Regards,

Jason Howard
651-766-2875

NDX Trading, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Years ended September 30, 2007 and 2006

		2007		2006
Net Capital:				
Total stockholders' equity	$	197,881	$	56,048
Deductions and/or charges:				
Nonallowable assets:				
Premises and equipment		19,129		30,070
Prepaid expenses and other assets		2,518		5,726
Net capital before haircuts on securities positions		176,234		20,252
Haircuts on securities		-		-
Net capital	$	176,234	$	20,252
Aggregate Indebtedness:				
Items included in the balance sheet:				
Accounts payable and accrued expenses		62,020		52,529
Total aggregate indebtedness	$	62,020	$	52,529
Computation of basic net capital requirement:				
Minimum net capital required, *greater of*:				
6.67% of aggregate indebtedness	$	4,135	$	3,504
Minimum dollar requirement		5,000		5,000
Net capital requirement	$	5,000	$	5,000
Excess net capital at required minimum dollar amount	$	171,234	$	15,252
Excess net capital at 6.67% of aggregate indebtedness	$	172,099	$	16,748
Ratio: Aggregate indebtedness to net capital		.35 to 1		2.6 to 1

There were no material differences between the audited Computation of Net Capital included in the audited financial statements dated November 27, 2007 and the corresponding schedule included in the Company's unaudited September 30, 2007, Amended Part IIA FOCUS.

END